OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

August 4, 2016

Via Electronic Transmission

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Below please find a response to your comments, received via email on July 27, 2016, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer International Growth and Income Fund (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS

General

1.

Ticker Symbols: Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

The Fund’s ticker symbols for each class have been added.

2.

Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page on all pre-effective amendments meets the requirements of Section 6(a). If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the Securities Act of 1933.

We confirm that the signature pages on all pre-effective amendments meet the requirements of Section 6(a) of the Securities Act of 1933.

Portfolio Turnover

3.

Please add disclosure indicating that no portfolio turnover rate is included because the Fund is new.

There are several instances in the Prospectus and SAI that indicate that the Fund has not yet commenced operations. We believe it is not necessary to repeat this language in the “Portfolio Turnover” disclosure on pages 1 and 10 of the Prospectus.

Principal Investment Strategies and Risks

4.	We note the Fund’s name includes the term “International.” The disclosure states that “[t]he Fund mainly invests in the common stock of growth companies that are domiciled or have their primary operations outside of the United States” and that the Fund will invest “at least 65% of its total assets in common and preferred stocks of issuers in at least three different countries outside of the United States.” Please confirm to the staff that the Fund will not treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to countries outside the U.S., unless the Fund demonstrates to the staff that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the countries outside the U.S. or has at least 50% of its assets in such countries.

            As a threshold matter, we note that the Fund’s use of the term “international” in its name is not subject to Rule 35d-1. Footnote 42 of the adopting release (“Footnote 42”) makes clear that when used in a Fund’s name, the term “international…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1. Footnote 42 also indicates that the Division of Investment Management expects that investment companies that use the term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the Commission made an affirmative distinction between funds with names that are subject to Rule 35d-1 (and by extension Footnote 26), which is concerned with a test of the amount of a Fund’s assets being invested in one particular country or region, and those using the term “international,” which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investments and risks across a number of countries.

            This framework was recently memorialized in a letter reflecting an understanding between the Staff and the Investment Company Institute (the “ICI”). In it, the ICI reminded its members that while Commission reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Commission had also acknowledged that no one approach to doing so is compulsory. The Fund believes that Footnote 42 and the ICI Letter reflect the Commission’s understanding that an “international” fund is to be accorded more flexibility in the way it describes how it will invest internationally than a fund subject to Rule 35d-1.

            The Footnote 26 occurs in the context of funds that must comply with Rule 35d-1. We acknowledge that Footnote 26 provides relevant guidance for purposes of analyzing an economic tie to a particular country or region. Since the Fund’s name is neither governed by Rule 35d-1 nor Footnote 26, that guidance has no relevance to the Fund and the use of the term “international” in its name. However, that economic tie only makes sense in the context of Rule 35d-1 and its focus on ensuring sufficient investment in a particular named country or region. Moreover, while the Fund acknowledges that Footnote 26 expresses the Staff’s view of an appropriate threshold percentage for determining whether an issuer is tied economically in the context of the Rule 35d-1 application to a particular country or region, it does not address the broader determination of how an international fund invests in a number of countries throughout the world. Footnote 42 and the ICI Letter do. The Fund submits that imposing a 50% or “majority of” test as a result of the expectation expressed in Footnote 26, a test designed in connection with Rule 35d-1 with respect to investment in a specific country or region, would be wholly inappropriate for this “international” fund. The Fund’s investment strategy has been designed to gain exposure to the economic fortunes of a number of different countries, and it can satisfy that test by investing in an issuer that is truly international and not tied to any particular country unlike the test in Footnote 26. The Fund believes there is a distinct difference between a fund that aims to satisfy the “amount” test under Rule 35d-1 for purposes of concentrating its assets in one country or geographic region, and a fund seeking to be internationally diverse with a principal investment strategy of spreading its investments and risks across a number of different countries. This is because certain well known international issuers may fail to meet the 50% revenue test because they are truly international companies that earn revenues from a number of countries throughout the world. This broader scope is the reason that funds with “international” in their name are not under the specific regulatory scope of Rule 35d-1 and Footnote 26, and why the Commission, in the ICI Letter, noted that a certain approach is not compulsory so long as funds expressly describe their international investment strategy.

            For the reasons discussed above, we do not read Footnote 26 to require that the Fund impose a 50% test, and doing so is unworkable for this “international” fund and would unduly restrict it in a manner inconsistent with its investment strategies and the Commission’s explicit acknowledgement that “international” funds should be accorded flexibility in how they describe how they will invest internationally, i.e., invest their assets in investments that are tied economically to a number of different countries. Consequently, we respectfully decline to add a 50% test.

5.	The Risk/Return Summary identifies the Fund’s use of “hedging and certain derivative instruments to seek capital appreciation or to manage investment risks” as a “non-principal” investment strategy. Please reconcile this with the disclosure in Item 9 that states “[t]he Fund can invest up to 25% of net assets in derivatives to seek increased returns or to try to hedge investment risks.”

We have deleted the sentence in the Risk/Return Summary since, upon further consideration, we believe that a sentence on a non-principal strategy in the Risk/Return Summary is unnecessary. We also have revised the disclosure in Item 9 to state that “[t]he Fund may invest in derivatives to seek investment returns or to try to hedge investment risks, but it is not required to do so.”

6.	Please explain in plain English “attractive dividend yield and yield growth” and “generally lower payout ratio.” This disclosure has been revised.

7.

Please consider disclosing the risks associated with investing in large cap companies.

Upon consideration, we do not consider disclosing the risks associated with investing in large cap companies to be material to investors and therefore respectfully decline to make this change.

8.

Since investing in preferred stocks is identified as a principal strategy, please disclose the specific risks associated with investing in preferred stocks.

Investing in preferred stocks has been moved out of the “Principal Investment Strategies” section. The specific risks of investing in preferred stocks can be found in “Other Investment Strategies and Risks” on page 8 of the Prospectus, and elaborated upon in the SAI on page 5.

9.	Please consider disclosing in the Summary Section and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

       Upon consideration, we do not consider the risks associated with investing in a new Fund to be a        principal risk of the Fund and therefore respectfully decline to make this change.

The Fund’s Performance

10.	Please supplementally identify to the staff the broad based securities index that the Fund intends to use. The Fund intends to use the MSCI EAFE Index.

More About the Fund – Other Investment Strategies and Risks

11.

We note your statement that the Fund’s concentration limits do not apply to securities issued by investment companies. Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please revise your disclosure accordingly (and consistent with the disclosure in the SAI).

We have revised the Prospectus disclosure with respect to the Commission’s position regarding concentration limits and securities issued by investment companies as follows: “The Securities and Exchange Commission staff has taken the position that investment of more than 25% of a fund’s total assets in issuers in the same industry constitutes concentration in that industry. That limit does not apply to securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; however, securities issued by any one foreign government are considered to be part of a single ‘industry.’ The Fund will consider, to the extent practicable, the concentration of the portfolio securities of any underlying investment companies in which it may invest when determining compliance with its concentration policy.”

The Prospectus disclosure is now consistent with the disclosure in the SAI.

12.

The disclosure states that the Fund can invest up to 25% of net assets in derivatives to seek increased returns or to try to hedge investment risks.

a.     Please ensure that this derivative disclosure is not generic or “boiler plate” and that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; See also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf.

We are familiar with the July 30, 2010 letter from Mr. Miller to the ICI. We have reviewed the derivatives disclosure in the Registration Statement and believe it to be consistent with the guidance provided in the letter. We confirm that each type of investment listed in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

b.     If the Fund will enter into swap transactions, please specify the types of swaps and whether the Fund will be the buyer or seller of such swaps. In this regard, please note that if the Fund will invest in total return swaps, it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979), and if the Fund will sell credit default swaps, it must set aside the full notional value of the swap.

            As the Fund will not invest in swaps, we have deleted the disclosure on swaps. As stated above in our response to the fifth comment, we also have revised the disclosure in Item 9 to state that “[t]he Fund may invest in derivatives to seek investment returns or to try to hedge investment risks, but it is not required to do so.”

13.

We note that the Fund may invest in Class E shares of the Oppenheimer Institutional Money Market Fund. Please confirm that in the event that Acquired Fund Fees and Expenses (AFFE) were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFE in the fee table.

This is confirmed.

14.	Given your statement that the Fund may engage in active and frequent trading to try to achieve its investment objective and may have a portfolio turnover rate of over 100% annually, please include “active and frequent trading” as a principal strategy and “High Portfolio Turnover” as a principal risk of investing in the Fund.

The Fund does not normally anticipate a high portfolio turnover rate. Consequently, the disclosure has been revised to eliminate the statement that the Fund may engage in active and frequent trading to try to achieve its investment objective and may have a portfolio turnover rate of over 100% annually.

Statement of Additional Information

Other Information and Investment Strategies

15. Reverse Repurchase Agreements. Please disclose that the purchase of reverse repurchase agreements constitutes borrowings. In addition, please disclose leveraging as a related risk.

We have revised the disclosure to indicate that reverse repurchase agreements are similar to borrowings, as they do not constitute “borrowings” under Section 18 of the Investment Company Act of 1940. We have also revised the disclosure to include the risk of leverage.

Trustees and Officers

16.	In the Table listing the trustees, please clarify in the heading “Other Trusteeship/Directorships Held” that the trusteeships/directorships are positions held during the past five years. (We note that the Table states that the principal occupations are positions held during the past 5 years, but it is not clear that this includes trusteeships/directorships. Please clarify.) See Form N-1A Item 17.

As a threshold matter, we believe Form N-1A allows for the inclusion of information in the SAI that is additional beyond the information the Form specifically requires. Thus, we read Form N-1A’s reference to the “5 years” timeframe as denoting the minimum amount of information required by it; not as providing an “up to” or “only” 5 years requirement. It is quite frequently the case that officers and directors/trustees may have relevant experience that elucidates for an investor the officer’s or director/trustee’s experience, expertise and knowledge with respect to the Fund and its investments, the market and the industry. We believe this is particularly pertinent for directors/trustees (e.g., we believe it is helpful for investors to be aware of relevant experience with another mutual fund complex, or with a service provider in the fund industry, even if beyond five years).
Consequently, for purposes of the table, we do not wish to restrict officers and directors/trustees’ relevant information solely to the past 5 years.

The Manager and the Sub-Adviser

17.	Please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Fund. Please note that the staff considers subadvisory fees to be payable by the Fund. Also, please confirm to the staff whether the Fund relies on a multi-manager order granting aggregate fee disclosure relief. We may have further comments.

We note that the third paragraph under the heading “The Investment Advisory Agreement” on page 38 of the SAI states that “The management fees paid by the Fund to the Manager are calculated at the rates described in the Prospectus.”

Because the Fund is not a multi-manager fund, it will not be relying on a multi-manager order.

Appendix A

18.	We note that Appendix A of the SAI provides information about special sales charge arrangements. Please explain why this information is not incorporated into the SAI, but is, instead, in an appendix. We may have further comments. Also, with respect to section II.A, the disclosure indicates that sales charges will be waived for certain individuals subject to the requirement that they receive Fund documents electronically. Please note that the staff does not permit the imposition of a charge for paper delivery of documents. We also do not permit the waiver of charges if an investor elects electronic delivery, which is the same as charging for paper.

We view the information as part of, not separate from, the SAI; but rather merely consolidated in an appendix. Due to the amount of information and the various exclusions, options and caveats, we believe that shareholders, potential investors and their financial intermediaries are better served when this information is presented in a consolidated, convenient (i.e., relatively portable) format.

Section II.A of Appendix A has been revised to indicate that paper copies of Fund documents are available, free of charge, upon request.

Financial Statements, Exhibits and Other Information

19.	Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

This information will be filed in a pre-effective amendment to be filed at a later date.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to             delegated authority, declare the filing effective, it does not foreclose the Commission from taking any             action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to             delegated authority, in declaring the filing effective, does not relieve the Registrant from its full             responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may             not assert this action as defense in any proceeding initiated by the Commission or any person under             the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Edward Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP